October 1, 2019

Jeffrey Sloan
Chief Executive Officer
GLOBAL PAYMENTS INC
3550 Lenox Road
Atlanta, Georgia 30326

       Re: GLOBAL PAYMENTS INC
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 21, 2019
           Form 8-K filed July 30, 2019
           Response dated August 19, 2019
           File No. 1-16111

Dear Mr. Sloan:

        We have reviewed your August 19, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed July 30, 2019

Exhibit 99.1, page 1

1. We reviewed your response to the prior comment in our letter dated July 30, 2019 and note your proposed disclosures related to Adjusted net revenue plus network fees. Please revise this measure in future filings to exclude the adjustment for "network fees." The measure does not conform to Question 100.04 of the Non-GAAP Compliance
      & Disclosure Interpretations. The term "revenue" should not be used when discussing this measure on a gross basis.
        You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di
Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna Peyser, Special Counsel, at
(202) 551-3222 with any other questions.
 Jeffrey Sloan
GLOBAL PAYMENTS INC
October 1, 2019
Page 2




                                         Sincerely,
FirstName LastNameJeffrey Sloan
                                         Division of Corporation Finance
Comapany NameGLOBAL PAYMENTS INC
                                         CF Office of Trade & Services
October 1, 2019 Page 2
cc:       David Green, General Counsel
FirstName LastName